

October 19, 2009

Room 7010

Anthony S. Loumidis
Chief Financial Officer
Glenrose Instruments, Inc.
45 First Avenue
Waltham, Massachusetts 02451

> **Re:** **Glenrose Instruments, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2008**
> **File No. 000-51645**

Dear Mr. Loumidis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief